File Number: 57532-0018-Letters

Web site: www.langmichener.com
Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

November 15, 2007

Filed as correspondence on EDGAR and faxed

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010
Mail Stop 3561

Attention:       Mr. H. Christopher Owings, Assistant Director

Dear Mr. Owings:

Re:

Naturally Advanced Technologies Inc. (the "Company" or "NAT")
Form 10-KSB for Fiscal Year Ended December 31, 2006, Filed April 2, 2007
Form 10-KSB/A for Fiscal Year Ended December 31, 2005, Filed June 6, 2007
Form 10-KSB/A for Fiscal Year Ended December 31, 2004, Filed June 15, 2007
Form 10-QSB for Fiscal Quarter Ended March 31, 2007, Filed May 15, 2007
Form 10-QSB/A for Fiscal Quarter Ended September 30, 2006, Filed June 6, 2007
Form 10-QSB/A for Fiscal Quarter Ended September 30, 2005, Filed June 6, 2007
Form 10-QSB/A for Fiscal Quarter Ended June 30, 2005, Filed June 15, 2007
Form 10-QSB/A For Fiscal Quarter Ended March 31, 2005, Filed June 15, 2007
Response Letter Dated June 6, 2007
File No. 0-50367
Response to SEC Comment Letter dated July 12, 2007

          We are counsel for the above-referenced Company and we are pleased to respond, on behalf of the Company, to the comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's comment letter of July 12, 2007 in this matter (the "SEC Letter"), as addressed to the Company, and therein responding to our firm's previous response letter of June 6, 2007 in this matter (the "Previous Response Letter"), as addressed to the SEC and therein responding to the SEC's previous comment letter of March 12, 2007 relating to this matter (the "Previous SEC Letter").

          The following, therefore, we confirm, are responses addressing only the Staff's comments in the SEC Letter; it being presumed that the balance of the Company's responses to the Previous SEC Letter, as set forth in the Previous Response Letter, have been accepted by the Staff. We also confirm that the Staff's comments in the SEC Letter are sequentially numbered as set forth therein hereinbelow and that the Company's responses set forth hereinbelow refer to each of the Staff's comments by number. We also confirm that the comments of Staff are in italics below while the Company's responses follow in bold. All dollar amounts stated herein are expressed in United States Dollars unless otherwise stated.

          As a preliminary statement we thank both you and the remaining Staff very much for the opportunity of working with you in connection with this matter.

Staff Comment:

General

1.         With respect to the amendments you have filed for your Forms 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, we note that you have included your certifications at the end of these reports, instead of as exhibits to the periodic report. Please confirm that, in future filings, you will file your certifications as separate exhibits to your periodic reports.

Response:      We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that in the future the Company will ensure that all financial statement certifications will be filed as separate exhibits to the Company's periodic reports, and we hope and trust that this will now be satisfactory in this regard.

2.     Refer to your amendment no. 1 to your Form 10-K for the period ended December 31, 2005. In the discussion that appears under "Controls and Procedures" we note that in the last sentence you state that "there was no change in [y]our internal control over financial reporting during the year ended December 31, 2004 ..." We presume that you mean to refer to December 31, 2005. Please confirm our understanding.

Response:     We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, the Staff's understanding in this respect and, furthermore, that, due to relatively simple nature of the typographical error involved, the Company does not presently intend to file a further amendment to its Annual Report for the year ended December 31, 2005 in order to rectify the same. We hope and trust this will now be satisfactory in this regard.

Staff Comment:

Form 10-KSB for Fiscal Year Ended December 31, 2006

Consolidated Statement of Operations, page 43

3.         We note your presentation of separate line items for stock-based compensation on the face of your statements of operations. In future filings, please revise your presentation to present the expense related to share-based payment arrangements in the same lines as cash compensation paid to the same individuals. Refer to SAB Topic 14:F.

Response:      We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that in future filings the Company will ensure that its stated presentation conforms so as to present the expense related to share-based payment arrangements in the same lines as cash compensation paid to the same individuals, and we hope and trust that this will now be satisfactory in this regard.

Staff Comment:

Consolidated Statement of Stockholders' Equity, page 45

4.         We note from your disclosure in Note 4 at page 54 and Note 11 at page 58 that on August 21, 2006, you repurchased the 25% minority interest of Crailar Fiber Technologies Inc. ("Crailar"), originally sold to investors during the year ended December 31, 2005, in exchange for issuing 5,200,000 units consisting of one common share and one common stock purchase warrant exercisable at (a) $0.50 per warrant until September 15, 2006; and (b) $1.00 per warrant between September 16, 2006 and March 15, 2007. It appears you recorded the repurchase by (a) recording the issuance of common shares, (b) reversing the increase to additional paid in capital recorded in connection with the initial sale of the minority interest in Crailar during 2005 and (c) absorbing the $97,342 minority interest losses accumulated during the holding period by the minority interest shareholders. Please address the following:

  Confirm our understanding of your accounting treatment of this transaction. Otherwise, please clarify. In your response, support the basis for your accounting treatment citing any applicable accounting literature. Specifically address why you have not applied the purchase method to account for this transaction in accordance with paragraph 14 of SFAS 141.

  Explain the underlying business reason for your repurchase of the minority interest from the minority shareholders at a fair value amount equal to the amount received in the initial sale of the minority interest.

  Tell us whether your repurchase of the 25% minority interest was contemplated at the time of the original sale of this interest to the new investors, whether or not it was conditioned on a future event.

  Tell us how you determined the fair value of the 5,200,000 units issued to repurchase the Crailar shares from the minority shareholders.

  Tell us whether any agreements have been entered into these investors to redeem the units for cash.

  Please provide us with the journal entries recorded upon the initial sale of the minority interest in Crailar and the journal entries recorded upon the repurchase.

Response:      We thank the Staff for its comments in this regard and we hereby confirm, on behalf of the Company, and after consultation with the Company's independent public accountants, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, that:

  We confirm, on behalf of the Company, that your understanding of the accounting treatment of this transaction is correct. The Company has advised us that the purchase method of accounting is not applicable to this transaction, which was not, in substance, a business combination because the repurchase of the 25% interest in Crailar was in fact a restructuring of the minority interest ownership in Crailar whereby 25% of Crailar was exchanged to an approximate 14% interest in NAT, on a fully diluted basis.

  We confirm, on behalf of the Company, that the Company has advised us that the underlying business reason for the repurchase transaction is as follows: Because of the lack of liquidity for their investment, the Crailar investors approached management with a request to exchange their investment in Crailar to NAT. The intention of the transaction was to exchange the $1,300,000 invested in Crailar for an investment in NAT, the parent, thereby providing the investors in Crailar with a better opportunity for liquidity for their investment and to align their interests with that of all other shareholders of NAT. The Company repurchased the minority interest at the estimated fair value equal to the amount received upon initial sale because the Company determined that it was fair to the investors to effectively treat their $1,300,000 as an investment in NAT and not in Crailar.

  We confirm, on behalf of the Company, that the Company has advised us that the repurchase of the 25% minority interest was not contemplated at the time of original sale and was not conditioned on a future event. Rather, the Crailar investors realized, sometime during the summer of 2006, that for the purpose of liquidity, their original investment should have been made in NAT, the parent company, and not Crailar, the Company's subsidiary.

  We confirm, on behalf of the Company, that the Company has advised us that the Company determined the fair value of the 5,200,000 units, at $0.25 per unit, based upon the following:

(a)   The trading price of the Company's stock for the period 10 days prior and after August 21, 2007 ranged between $0.20 and $0.33 per share;

(b)   NAT's common stock was very thinly traded at the time of the transaction;

(c)   The units as issued were restricted; and

(d)   Management determined that although the value of the 5,200,000 warrants issued as part of the units was difficult to estimate, they were not worth more than $.05 per warrant.

  We confirm, on behalf of the Company, that the Company has advised us that it is unaware of any agreements that may exist with respect to any redemption by the Company, or otherwise, of any of the units of the Company for cash or otherwise.

  We confirm, on behalf of the Company, that the journal entries recorded upon the initial sale of the minority interest in Crailar and the journal entries recorded upon the repurchase are as follows:

Initial Consolidated Journal Entry recording the sale of the minority interest in Crailar:
Dr - Cash	$1,300,000
Dr - Accumulated Other Comprehensive Income	$ 2,397
Cr - Additional Paid In Capital		$ 975,469
Cr - Minority Interest		$ 326,928

Journal Entry recording the repurchase of minority interest in Crailar:
Dr - Minority Interest	$ 241,446
Dr - Deficit	$ 85,482
Dr - Additional Paid in Capital	$ 975,469
Cr - Accumulated Other Comprehensive Income		$ 2,397
Cr - Share Capital		$ 1,300,000

We hope and trust that each of the foregoing is both clear and satisfactory in this regard.

          Indeed, we trust that each of the foregoing is now clear and satisfactory in response to each of the Staff's comments as contained in the SEC Letter, however, should the Staff have any further questions or concerns in respect of any of the same, please do not hesitate to immediately contact the writer at any time.

          On behalf of the Company we sincerely thank and appreciate the SEC's attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch
for Lang Michener LLP

ec:          The Company
ec:          Dale Matheson Carr-Hilton LaBonte